

May 27, 2011

Mr. Gregory T. Schiffman
EVP, CFO, & Treasurer
Dendreon Corp.
3005 First Avenue
Seattle, WA 98121

> **Re:** **Dendreon Corp.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Form 10-Q for the Quarter Ended March 31, 2011**
> **File No. 0-30681**

Dear Mr. Schiffman:

We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide this information. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Year Ended December 31, 2010

Product Candidates in Research and Development, page 7

1. Please provide us proposed revised disclosure to be included in future periodic reports that provides the following information for each of your research and development projects listed under this heading as well as for your development of PROVENGE in the US and in Europe:
   - The costs incurred during each period presented and to date. If you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on the project.

- The nature of efforts and steps necessary to complete the project.
- The risks and uncertainties associated with completing development.
- The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended December 31, 2010, 2009 and 2008

Selling, General and Administrative Expenses, page 47

2. You disclose that you incurred $105 million of expenses related to pre-operational costs and ongoing expenses related to your three facilities. Please provide the following information to us:
   - A breakdown of the $105 million expenses by facility and by the nature of expense;
   - Clarify why the New Jersey facility was not commercially operational; and
   - Regarding validation costs incurred, explain the nature of these costs and your accounting policy.

Notes to Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-7

3. Please address the following comments related to your product sale revenue recognition for your recently approved product, PROVENGE:
   - Please provide us an accounting analysis supporting recognizing revenue upon confirmed delivery to and issuance of the product release form to the physician site. In addition, explain to us how delivery is confirmed, the timing of confirmed delivery versus actual delivery, the significance of a product release form and the timing of issuance of the product release form versus actual delivery and confirmed delivery.
   - Tell us how you record product that you have shipped but not delivered to a physician (i.e. not recognized as revenue). Provide us an accounting analysis supporting your accounting treatment.
   - Tell us how crediting actual product returns against revenue in the month they are incurred complies with ASC 605-15-25, which requires that revenue reflect an estimate of product returns. In addition, tell us your return policy and how you were able to make reasonable estimates of product returns when you characterize your product as novel and first-in-class.
   - Please provide us proposed revised disclosure to be included in future periodic reports that discusses the risks associated with a product with a "limited usable life." In your disclosure please clarify whether this limited shelf-life is associated only with your

finished goods or whether it also applies to portions of your raw materials inventory and specifically disclose the product's shelf-life. Please elaborate on how you assess inventory for excess or obsolete impairment issues.

- Given your disclosure regarding potential Medicare reimbursement, please explain to us why your revenue recognition policy only discusses chargebacks and not rebates and discounts.
- Please demonstrate to us how your selling price is fixed or determinable, as required by SAB 13:A1, in light of this novel, first-in-class therapy being your first commercialized product and the various rebates, chargebacks and discounts you anticipate granting and product returns you expect to receive.
- Please provide us proposed disclosure to be included in MD&A in future periodic reports that discloses the following:
  o the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.
  o the factors that you consider in estimating each accrual such as levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.
  o both quantitative and qualitative information considered in the previous bullet point and to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand).
  o a roll forward of the accrual for each estimate for each period presented showing the following:
    - Beginning balance,
    - Current provision related to sales made in current period,
    - Current provision related to sales made in prior periods,
    - Actual returns or credits in current period related to sales made in current period,
    - Actual returns or credits in current period related to sales made in prior periods, and
    - Ending balance.
  o In results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue, such as product returns, chargebacks, customer rebates and other discounts and allowances, including the effect that changes in your estimates of these items had on your revenues and operations.

4. Inventory, page F-14

4. Please provide us proposed revised disclosure to be included in future periodic reports that discloses the amount of PROVENGE-related inventory costs that were charged to research and development expense prior to when you began capitalizing these costs and

the amount of any reduced-cost inventory on hand at the reporting date. In addition, please provide us proposed revised MD&A disclosure that discusses the impact on the cost of revenues and related gross margin of this reduced-cost inventory sold during each period presented.

9. Convertible Senior Subordinated Notes, page F-19

5. In a risk factor on page 23, you indicate that your 2014 Notes and your 2016 Notes issued in 2011 may be settled in cash. In your March 31, 2011 Form 10-Q you disclose that you accounted for the debt and equity components of your 2016 Notes separately, apparently as a cash conversion feature pursuant ASC 470-20-15. However, you do not appear to disclose any cash conversion feature for your 2014 Notes. Please explain to us why you identify your 2014 Notes as potentially having a cash conversion feature in a risk factor, but do not appear to describe or account for such a feature in your financial statements. To the extent your 2014 Notes may be settled or partially settled in cash upon conversion, please explain to us how your accounting complies with GAAP.

Form 10-Q for the Quarter Ended March 31, 2011

Notes to Consolidated Financial Statements

8. Convertible Notes, page 14

6. On page 15, you disclose that you identified embedded derivatives associated with your 2016 Notes that you are not accounting for separately because they "meet certain criteria." Please explain to us the embedded derivative you identified and why you have not bifurcated these derivatives. In your response, please explain to us why you have not accounted for the embedded conversion feature separately as a derivative, noting that ASC 470-20-15-4 requires that an assessment of the embedded conversion feature must be performed prior to applying the cash conversion guidance. Please reference for us the authoritative literature you rely upon to support your accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627, or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have any questions regarding the processing of your response as well as any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3854.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant